Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL
OMB Number: 3235-0145
Expires: October 31, 2004
Estimated average burden
hours per response: 14.9

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)

                                   CPAC, Inc.
                        --------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                    ---------------------------------------
                         (Title of Class of Securities)

                                    126145101
                                  ------------
                                 (CUSIP Number)

                                  H. Lee Turner
                                Elizabeth Turner
                      Flora L. Mitchell Testamentary Trust
                         Turnco Family Partnership, LLLP
                                c/o Turner Farms
                               551 A SW 30th Road
                          Great Bend Kansas 67530-9730
                                 (620) 792-6144
                      -------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 18, 2001
                     --------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g), check following box. [ ]

NOTE:  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

1 of 7

CUSIP No.  126145101

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above persons (entities only)
           H. Lee Turner, an individual
.................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)   [X]
          (b)   [ ]
.................................................................................
     3.   SEC Use Only

.................................................................................
     4.   Source of Funds: *
            00 [Not applicable]
.................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [  ]

.................................................................................
     6.   Citizenship or Place of Organization:
            United States of America
.................................................................................
  Number of     7.    Sole Voting Power: -0-
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:   -0-
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  -0-
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  -0-
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            -0-
.................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]*

.................................................................................

     13.  Percent of Class Represented by Amount in Row (11):
           0%
.................................................................................

     14.  Type of Reporting Person*
           IN
.................................................................................
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

2 of 7

CUSIP No.  126145101

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above persons (entities only)
           Elizabeth Turner, an individual
.................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)   [X]
          (b)   [ ]
.................................................................................
     3.   SEC Use Only

.................................................................................
     4.   Source of Funds: *
            00 [Not applicable]
.................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [  ]

.................................................................................
     6.   Citizenship or Place of Organization:
            United States of America
.................................................................................
  Number of     7.    Sole Voting Power: -0-
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:   -0-
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  -0-
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  -0-
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            -0-
.................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]*

.................................................................................

     13.  Percent of Class Represented by Amount in Row (11):
           0%
.................................................................................

     14.  Type of Reporting Person*
           IN
.................................................................................
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

3 of 7

CUSIP No.  126145101

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above persons (entities only)
           Flora L. Mitchell Testamentary Trust
.................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)   [X]
          (b)   [ ]
.................................................................................
     3.   SEC Use Only

.................................................................................
     4.   Source of Funds: *
            00 [Not applicable]
.................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [  ]

.................................................................................
     6.   Citizenship or Place of Organization:
            Texas Trust
.................................................................................
  Number of     7.    Sole Voting Power: 91,255
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:   -0-
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  91,255
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  -0-
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            91,255
.................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]*

.................................................................................

     13.  Percent of Class Represented by Amount in Row (11):
           1.3%
.................................................................................

     14.  Type of Reporting Person*
           00
.................................................................................
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

4 of 7

CUSIP No.  126145101

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above persons (entities only)
           Turnco Family Partnership LLLP
.................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)   [X]
          (b)   [ ]
.................................................................................
     3.   SEC Use Only

.................................................................................
     4.   Source of Funds: *
            00 [Not applicable]
.................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [  ]

.................................................................................
     6.   Citizenship or Place of Organization:
            Kansas
.................................................................................
  Number of     7.    Sole Voting Power: 359,227
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:   -0-
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  359,227
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  -0-
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            359,227
.................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]*

.................................................................................

     13.  Percent of Class Represented by Amount in Row (11):
           5.1%
.................................................................................

     14.  Type of Reporting Person*
           PN
.................................................................................
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

5 of 7

CUSIP No. 126145101

Item 2.         Identity and Background.

On September 18, 2001 Turnco Family Partnership, LLLP, a family-owned entity formed for estate planning purposes, transferred 74,627 shares of CPAC, Inc. common stock to H. Lee Turner and Elizabeth Turner, who immediately transferred those shares to Flora L. Mitchell Testamentary Trust.

Item 3.         Source and Amount of Funds or Other Consideration.

Not Applicable.

Item 4.         Purpose of Transaction.

Turnco Family Partnership, LLLP transferred CPAC, Inc. common stock identified above to H. Lee Turner and Elizabeth Turner, who immediately transferred those shares to Flora L. Mitchell Testamentary Trust.

Item 5.         Interest in the Securities of the Issuer.

As of September 18, 2001, the Reporting Parties owned the following shares:

H. Lee Turner and Elizabeth Turner owned no shares directly. Each may be deemed to be the beneficial owner of all shares.

Flora L. Mitchell Testamentary Trust owned 91,255 shares, with sole power to vote, and sole power to dispose. Such shares constituted 1.3% of the outstanding shares of CPAC, Inc.

Turnco Family Partnership, LLLP owned 359,227 shares, with sole power to vote, and sole power to dispose. Such shares constituted 5.1% of the outstanding shares of CPAC, Inc.

Together, Turnco Family Partnership, LLLP and Flora L. Mitchell Testamentary Trust owned a total of 450,482 shares of CPAC, Inc. common stock, totaling approximately 6.4% of the outstanding shares.

6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

  March __, 2003, effective as of September 18, 2001
(Date)

H. LEE TURNER

By
Elizabeth Turner,
Personal Representative of the Estate of H. Lee Turner

 /s/
Elizabeth Turner

TURNCO FAMILY PARTNERSHIP, LLLP

By  /s/
Authorized Representative

FLORA L. MITCHELL TESTAMENTARY TRUST

By  /s/
Authorized Representative

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

7 of 7